Hellenic Telecommunications Organizations S.A.

September 29, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:

Hellenic Telecommunications Organization S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 17, 2011

Forms 6-K

Filed June 1, 2011 and June 23, 2011

File No. 001-14876

Dear Mr. Spirgel:

We welcome the SEC’s comments (letter dated September 8, 2011) regarding the Form 20-F of Hellenic Telecommunications Organization S.A. (the “Group”) for the fiscal year ended December 31, 2010, which was filed with the SEC on June 17, 2011 (the “Form 20-F”), and the Forms 6-K, which were filed with the SEC on June 1, 2011 and June 23, 2011. We very much appreciate your effort to assist us in our compliance with applicable disclosure requirements as well as to enhance the overall disclosure in our filings for the benefit of our investors.

Please note that, for ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in your comment letter and we have first set forth your comment in full, followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2010

16.F. Change in Registrant’s Certifying Accountant, page 192

1.

Comment:

We note that on May 26, 2011, the Board of Directors resolved to recommend the appointment of PriceWaterhouseCoopers to your shareholders. Please tell us why the disclosures under paragraphs (a) and (b) of Item 16.F were not required.

Response:

The disclosures under paragraphs (a) and (b) of Item 16.F of Form 20-F were not required because as of the date of the filing of the Group's Form 20-F, during the two most recent fiscal years or any subsequent interim period, the Group's principal independent accountant, Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm (“Ernst & Young”), which audited the Group's financial statements for the fiscal year ended December 31, 2010, had not (i) resigned (or indicated it would decline to stand for re-election after the completion of the then current audit) or (ii) been dismissed.

In particular:

(i) At no time prior to the date of the Form 20-F did Ernst & Young resign or indicate that it would decline to stand for re-election after the completion of its audit on the Group for the fiscal year ended December 31, 2010; and

(ii) The final determination to dismiss Ernst & Young as the Group’s auditors was not made until the general assembly meeting of shareholders which was held on June 23, 2011 (a date subsequent to that of the Form 20-F) and was later disclosed in a press release furnished under Form 6-K:  Prior to the date of the Form 20-F, based upon a recommendation of the Group’s Audit Committee in its meeting held on May 25, 2011, the Group’s Board of Directors resolved in its meeting held on May 26, 2011, to recommend to the Group’s general assembly of shareholders held on June 23, 2011 to appoint PricewaterhouseCoopers, an independent registered public accounting firm (“PwC”), as the Group’s independent auditors for the year ending December 31, 2011.

Under Greek law, the decisions and/or recommendations of the Company’s Audit Committee and Board of Directors are not binding on the Company and only the company's general assembly may terminate or replace its auditors. As such, no change of auditors had occurred as of June 17, 2011, the filing date of the Form 20-F.  Such change of auditors only took place on June 23, 2011 when the general assembly of shareholders approved PwC as the Group’s independent registered public accounting firm for the year ending December 31, 2011.

Since the change in auditors occurred after the filing of the Form 20-F, the Group believes the disclosures called for in paragraphs (a) and (b) of Item 16.F were not applicable for the Form 20-F.

17. Long-Term Borrowings

(a) Syndicated Loans, page F-38

2.

Comment:

We note that as of December 31, 2010, no draw-downs had been made from the Revolving Credit Facility which however was fully drawn subsequent to your balance sheet date. If borrowings from your Revolving Credit Facility during the reporting period were materially different than the period-end amounts recorded in the financial statements, please disclose in the MD&A the intra-period variations to facilitate investor understanding of your liquidity position. Refer to http://www.sec.gov/rules/interp/2010/33-9144fr.pdf. Please provide us the proposed disclosures that you will include in future filings.

Response:

The Company notes the Staff’s comment. For the year ended December 31, 2010, no draw-downs were made under the Revolving Credit Facility. In Note 17 to the 2010 consolidated financial statements, we disclosed that “Up to December 31, 2010, no draw-downs had been made from the Revolving Credit Facility…” to indicate that no draw-downs had been made since the signing of the facility (i.e. on September 2, 2005) up to December 31, 2010. In any future filings, we will expand our MD&A disclosure in a tabular format table reflecting the movement of loan facilities during the reporting period, providing reconciliation with the statement of cash flows. Based on this table, we will provide an explanation on any significant intra-period variations in our financing arrangements. If no such significant intra-period variations occurred, then the Group will explicitly disclose this in order to comply with the Commission's Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management Discussion and Analysis.  We will further comply with such guidance on any other provisions relevant to our business arrangements.

Forms 6-K filed on June 1, 2011 and June 23, 2011

3.

Comment:

We note that your shareholders approved the “exoneration of … the Auditors of all liability, for the fiscal year 2010, pursuant to article 35 of C.L. 2190/1920.” We also note that the notice for such approval was disclosed in your Form 6-K filed June 1, 2011 and your auditors’ report is dated June 16, 2011. Please tell us why this approved exoneration did not impair your auditors’ independence. Refer to your basis in the appropriate guidance.

Response:

We advise the Staff that in accordance with the provisions of Article 35 of Codified Law 2190/1920 of the Hellenic Republic, which applies to companies limited by shares (societes anonymes) such as OTE, the ordinary annual General Meeting/Assembly of the company shareholders, following its voting (i.e. approval) on the annual statutory financial statements, is required to decide by special roll-call vote on the exoneration of the auditors from any liability for damages (relating to compensation for monetary loss) towards the company. There is an exception to the above exoneration provided in Article 22a of Codified Law 2190/1920 of the Hellenic Republic, where such liability still exists for, inter alia, any omissions or untrue statements in the balance sheet, concealing the true position of the company. Nevertheless, such exoneration relates solely to the annual statutory financial statements and does not deprive any third parties (i.e. company shareholders or company creditors) or even the company itself, in the instances enumerated in Article 22a of Codified Law 2190/1920 as set forth above, from their rights to raise claims towards the Company’s auditors for any damages.

Based on the above legal requirements, OTE’s shareholders at the Ordinary General Assembly held on June 23, 2011 (the "Assembly") approved the Company’s annual statutory financial statements (both separate and consolidated), which were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union, audited in accordance with International Auditing Standards and issued on February 24, 2011. Following the approval of the annual statutory financial statements, the Assembly also approved, for the fiscal year 2010, the exoneration of OTE’s auditors from all liability related to those annual statutory financial statements, in accordance with the above mentioned legal requirements.

The exoneration of the Company’s auditors related only to their report dated February 24, 2011, issued in connection with their audit of OTE’s annual 2010 statutory financial statements mentioned above.

Subsequent to the filing of OTE’s annual report on Form 20-F and following the decisions of the Ordinary General Assembly on June 23, 2011, OTE promptly submitted to the Commission a current report on Form 6-K that included each of the resolutions approved by the Assembly.  The current report on Form 6-K filed with the Commission on June 1, 2011 referred only to the agenda items included in the invitation that were to be voted on at the Assembly held on June 23, 2011. Such invitation is required to be published in advance, according to the provisions of Articles 26 and 26a of Codified Law 2190/1920 of the Hellenic Republic and thus it did not constitute a notice on the result of the shareholders' voting, which took place on the date of the Assembly of June 23, 2011.

The exoneration of OTE’s auditors, which occurred on June 23, 2011, took place subsequent to the audit and professional engagement period.  As a result, the exoneration could not impair, affect, or otherwise relate to their independence, such independence being a fundamental principle under Greek law, which regards strictly the performance of the auditor's duties for the auditing of the statutory financial statements and the submission of a relevant report upon the conclusion of this audit.

It is further noted that, the above mentioned exoneration, which is granted under applicable Greek law and approved by the Assembly, does not release the auditors from any liability deriving from the issuance of their report dated June 16, 2011 on OTE’s 2010 consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board and audited in accordance with the standards of the Public Companies Accounting Oversight Board (U.S.), included in the Company’s annual report on Form 20-F filed with the Commission on June 17, 2011.

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We acknowledge that (i) the Company is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter address the Staff’s comments. We would be happy to assist you further, as necessary, by addressing any additional comments or questions you may have.  Please feel free to contact me directly at +30 210 611 5123.

Yours sincerely,

/s/ Kevin Copp

____________________
Mr. Kevin Copp
Group Chief Financial Officer
Hellenic Telecommunications Organization S.A.